UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 20, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

20 February 2024

Barclays PLC ("Barclays")

2023 Annual Report and Accounts

Barclays announces that the Barclays PLC 2023 Annual Report will be submitted to the National Storage Mechanism today and will shortly be available for inspection at

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Barclays also announces that the Barclays PLC 2023 Pillar 3 Report has been published today.

These documents may be accessed via the Barclays website at

https://home.barclays/investor-relations/reports-and-events/annual-reports/.

As part of the mailing of Barclays' 2024 Notice of Annual General Meeting, the Barclays PLC 2023 Annual Report will be posted to those shareholders who have previously requested paper copies.

Additional information

Information required to be communicated in unedited full text is included in the Barclays PLC Full Year 2023 Results Announcement published on 20 February 2024, which can be found at https://home.barclays/investor-relations/reports-and-events/annual-reports/ and will also shortly be available for inspection on the National Storage Mechanism.

This information is not a substitute for reading the full Barclays PLC 2023 Annual Report.

This announcement is made in accordance with DTR 6.3.5R(1A).

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Marina Shchukina                            Jonathan Tracey

+44 (0) 20 7116 2526                     +44 (0) 20 7116 4755